Mail Stop 3561

September 12, 2005

Via US Mail and Facsimile

Mr. Joao Mauricio Giffoni de Castro Neves
Chief Financial Officer
Companhia De Bebidas Das Americas-Ambev
Rua Dr. Renato Paes de Barros, 1017 – 4th Floor
04530-001 Sao Paulo, SP
Federative Republic of Brazil

> **Re:** **American Beverage Company-AmBev**
> **Form 20-F for the fiscal year ended December 31, 2004**
> **File No. 001-15194**

Dear Mr.de Castro Neves:

We have reviewed the above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended December 31, 2004

Controls and Procedures, page 144

1.   Please clarify your disclosure in future filings and tell us if your officers
        concluded that disclosure controls and procedures were effective as of the end of
        the period covered by the report. Refer to Item 15(a) of Form 20-F.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

2.   Please tell us where the report from the independent accounting firm was issued
        and indicate the place of issuance in future filings. See Rule 2-02(a) of
        Regulation S-X.

Note 2. Summary of Our Significant Accounting Policies, page F-16

ab) Proportionally consolidated financial statements, page F-23

3.   Please advise or revise future filings to include summarized cash flow information
        resulting from operating, financing and investing activities relating to your pro
        rata interest in Quinsa. See Item 17 (c)(2)(vii) of Form 20-F.

Note 11. Loans and Financing, page F-32

4.   Disclosure beginning on page 73 indicates there are restrictions on the distribution
        and transfer of funds. Please tell us and disclose what amount of retained
        earnings or net income is restricted as required by Rule 4-08(e).   Also, please tell
        us what consideration was given to providing Schedule I pursuant to Rule 5-04 of
        Regulation S-X. In your response please include, if appropriate, how you
        determined the restricted net assets of the registrant's consolidated net assets does
        not exceed 25% of the registrant's consolidated net assets as defined in Rule 4-
        08(e)(3) of Regulation S-X.

Note 24. Summary of Principal Differences between Brazilian GAAP and US GAAP,
page F-58

(a)(i) Supplementary inflation restatement in 1996 and 1997 for US GAAP

5.   We note inflation accounting was discontinued effective January 1996 under
        Brazilian GAAP and two years later under US GAAP. As a result additional

inflation restatement adjustments are reflected in the two-year period ended December 31, 1997. Please expand your disclosure to clarify the subsequent adjustments to shareholders equity under US GAAP at December 31, 2004, 2003 and 2002 and show us what your disclosures will look like revised.

(v) Business combinations, page F-60

6.   We note the Labatt transaction was accounted for as an acquisition for both Brazilian and US GAAP reporting and accounted for as a pooling of interest and purchase, respectively. Please tell us what consideration you gave to providing pre-combination financial statements pursuant to Rule 3-05 of Regulation S-X of Labatt acquired on August 27, 2004. Please include in your response your evaluation of significance.

7.   On page 24 you disclose that the US GAAP reporting for the acquisition of Labatt by AmBev was based on the substantive participating rights that FAHZ enjoys under the AmBev Shareholders' Agreement. Please clarify for us the substantive participating rights of FAHZ upon which you based the US GAAP accounting and why these rights determined the appropriate accounting.

8.   Please disclose, if so, that the results of operations for Labatt were consolidated for the period from August 27, 2004 until December 31, 2004 under US GAAP. See FAS 141, paragraph 51.

9.   Please tell us what factors you considered in determining the useful life of 100 years for the contractual agreements in the Labatt transaction.

10.   Please tell us and revise your disclosures in future filings to include the level at which you test for goodwill impairment and address how you measure the amount of impairment loss under US GAAP. See FAS 142 paragraphs 19 and 20.

        Please send us your response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter keying your responses to our comments and provide any requested supplemental information. Please file your response letter on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its

Mr. Joao Mauricio Giffoni de Castro Neves
Companhia De Bebidas Das Americas-Ambev
September 12, 2005
Page 4

management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;
- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of the
  United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Donna Di Silvio at (202) 551-3202 or, in her absence, the
undersigned at (202) 551-3841 with any other questions.

Sincerely,

Michael Moran
Branch Chief